Exhibit 99.1

Robo.ai Plans ALIF Composites with 10 Million Square Meters of Annual Capacity Targeted for 2027

Production targeted for Q4 2026 to build composites manufacturing and regional supply capabilities

DUBAI, UAE, Oct. 12, 2026 — Robo.ai Inc. (Nasdaq: AIIO) today announced that its majority-owned subsidiary, ALIF Holding, plans to establish ALIF Composites as a majority-owned subsidiary in the UAE. Production is targeted for Q4 2026, with annual manufacturing capacity of 10 million square meters of composite raw materials targeted for 2027, expanding the Group’s advanced manufacturing business.

ALIF Composites plans to operate at the ALIF Holding Group Industrial Park in Umm Al Quwain, where Phase I broke ground on September 25, 2026. Its planned portfolio includes carbon fiber composites, prepregs, custom components and engineering services for marine, mobility, energy and industrial customers, with materials supply and custom manufacturing supporting regional business development.

The project aims to build capabilities spanning materials manufacturing and engineered product delivery, complementing ALIF Maritec’s planned intelligent systems business. ALIF Holding will focus on production readiness, product validation and customer development, with the objective of converting manufacturing capabilities into batch deliveries and recurring supply business as a new source of growth for Robo.ai.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a Dubai-based technology group building intelligent infrastructure across AI; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its majority-owned subsidiary ALIF Holding supports the Group’s advanced manufacturing business.

About ALIF Holding

ALIF Holding is a majority-owned subsidiary of Robo.ai based in Abu Dhabi. It focuses on intelligent software, intelligent equipment and local industrial capabilities serving governments, critical infrastructure and industrial customers.

Forward Looking Statements

This release contains forward-looking statements about company formation, planned production, 2027 capacity, products, business synergies, customer development and growth. Formation and production depend on site arrangements, funding, permits, commissioning and operational readiness. Capacity is a planned annual manufacturing capability, not a commitment to 2027 production, sales or revenue. Actual results may differ materially due to commissioning, product mix, yield, utilization, demand, competition, supply chains, trade and export controls, Robo.ai’s financial condition and limited operating history in its current business. Additional risks appear in Robo.ai’s SEC filings, including Forms 20-F and 6-K. Except as required by law, Robo.ai undertakes no obligation to update these statements.

Investor and Media Contacts

Robo.ai Investor Relations: ir@roboai.group; www.roboai.group
ALIF Holding Corporate Communications: info@alifholding.ai; www.alifholding.ai